UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

INTERSTELLAR ACQUISITION INC.

a wholly owned subsidiary of

ALFASIGMA S.P.A.

(Name of Filing Person (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Michele A. Cera

Corporate General Counsel

Alfasigma S.p.A.

Via Ragazzi del ’99, 5

40133 Bologna, Italy

+39 051 648 9521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew G. Hurd
Oderisio de Vito Piscicelli
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 11, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”) by Interstellar Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”), at a price of $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated October 11, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Item 11. Additional Information.

Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such subsection with the caption “Antitrust Compliance – HSR Act”:

“Each of Intercept and Alfasigma filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 10, 2023. At 11:59 p.m., Eastern Time, on October 25, 2023, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period (or any extension thereof) under the HSR Act has been satisfied.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv) Press Release of Alfasigma, dated October 26, 2023, announcing expiration of the waiting period under the HSR Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2023	ALFASIGMA S.P.A.

	By:	/s/ Francesco Balestrieri
Name: Francesco Balestrieri
Title: Chief Executive Officer

INTERSTELLAR ACQUISITION INC.

	By:	/s/ Francesco Balestrieri
Name: Francesco Balestrieri
Title: President